Exhibit 99.1

Starfield Resources Provides Update On Private Placement

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, Nov. 30, 2010 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") today provided an update on its brokered financing led by M Partners Inc., previously announced on October 28, 2010 (the "Offering").  The Company is pleased that the financing is oversubscribed and expects that the closing will occur within one week.

To facilitate the Offering, an institutional investor (the "Purchaser") has agreed to purchase 10,000,000 common shares of the Company from a current shareholder of the Company (the "Seller") that is not an "insider" for securities law purposes (the "Seller") at a purchase price per share of $0.05, being the same price at which common share units are being offered under the Offering.  The Seller has agreed to sell 10,000,000 common shares to the Buyer and will use all of the proceeds of such sale to subscribe for 10,000,000 common share units under the Offering.  The Company will provide the Buyer with ¼ of one common share purchase warrant (a "Warrant") for each common share purchased from the Seller.  Each whole Warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.10 for twenty-four (24) months from the closing date of the Offering.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel and chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and two gold properties currently leased/joint ventured in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticiate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Investor Relations 416-860-0400 info@starfieldres.com

www.starfieldres.com

CO: Starfield Resources Inc.

CNW 09:42e 30-NOV-10